Exhibit (l)(1)

LETTER OF INTENT

ProShares Trust (the “Trust”), a Delaware business trust, and ProShare Advisors LLC, a Delaware Corporation, hereby agree as follows:

1. The Trust hereby offers and ProShare Advisors LLC hereby purchases 1,429 shares of beneficial interest representing an interest in Short S&P500 ProShares (the “Shares”) at a price of $70.00 per share. ProShare Advisors LLC hereby acknowledges purchase of the Shares and the Trust hereby acknowledges receipt from ProShare Advisors LLC of funds in the amount of $100,030 in full payment of the Shares. It is further agreed that no certificate for the Shares will be issued by the Trust.

2. ProShare Advisors LLC represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

3. The names “ProShares Trust” and “Trustees of ProShares Trust” refer, respectively, to the Trust created and the Trustees as Trustees but not individually or personally, acting from time to time under the Trust’s Agreement and Declaration of Trust, to which reference is hereby made, and to any and all amendments thereto. The obligations of the Trust entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are not made individually, but only in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series of Shares of the Trust must look solely to the assets of the Trust belonging to such series for the enforcement of any claims against the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 12th day of June, 2006.

Attest:	PROSHARES TRUST

/s/ Stephenie E. Adams	By:	/s/ Louis M. Mayberg
Louis M. Mayberg, President

Attest:	PROSHARE ADVISORS LLC

/s/ Stephenie E. Adams	By:	/s/ Michael L. Sapir
Michael L. Sapir, CEO